UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                      to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. GLATFELTER COMPANY

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

EXPLANATORY NOTE

This amendment to the Form 11-K of the Glatfelter 401(k) Savings Plan is being filed solely for the purpose of including the Independent Registered Public Accounting Firm’s signature with its opinion on the financial statements filed herewith.

GLATFELTER 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016 AND 2015

GLATFELTER 401(K) SAVINGS PLAN

DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee and Participants of the

Glatfelter 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania

June 22, 2017

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$101,996,495	$94,059,347
Notes receivable from participants	1,597,146	1,545,850

Net Assets Available for Benefits	$103,593,641	$95,605,197

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2016	2015
INVESTMENT INCOME (LOSS) IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$8,959,926	$(2,923,464)
INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	68,304	75,962
CONTRIBUTIONS
Participants	5,201,015	5,096,354
Rollovers	845,805	986,573
Employer	778,981	766,667

Total Contributions	6,825,801	6,849,594
NET TRANSFERS IN (OUT)	372,015	(36)
BENEFITS PAID TO PARTICIPANTS	(8,236,608)	(6,601,575)
ADMINISTRATIVE EXPENSES	(994)	(2,315)

NET INCREASE (DECREASE)IN NET ASSETS	7,988,444	(2,601,834)
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	95,605,197	98,207,031

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$103,593,641	$95,605,197

See Notes to Financial Statements.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1 - DESCRIPTION OF PLAN

General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective January 1, 2016, covers all eligible salaried employees of P. H. Glatfelter Company’s Pennsylvania (“PA”) Group and its Ohio (“OH”) Group, each as defined in the Plan document, (collectively, the “Company”) who have completed 60 days service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Company will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll deduction contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of any profit sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company matching contributions described above. Participants may change their investment allocations at any time.

Participants may allocate contributions among available investment options. Prior to December 4, 2015, all of the Company matching contributions were initially invested in the P. H. Glatfelter Stock Fund. Participants could subsequently change these investments at any time. Effective December 4, 2015, employer-matching contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the P. H. Glatfelter Stock Fund.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. With the exception of the OH Group, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

With respect to the OH Group employees, matching contributions are fully vested upon receipt by the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2016, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2016 and 2015, loans outstanding totaled $1,597,146 and $1,545,850, respectively.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – The Plan’s investments held in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

Recent Accounting Standards - During February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Master Trust Reporting. The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust. The amendments also eliminate redundancy relating to 401(h) account disclosures. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied retroactively to each period for which financial statements are presented. Management is currently assessing the impacts of adopting the provisions of the new standard.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Plan’s interest in Master Trust: Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Comingled pension funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the Plan (“Trustee”).

The Plan’s undivided interest in the net assets of the Master Trust was approximately 53% and 54% at December 31, 2016 and 2015, respectively.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

The following table presents investment income (loss) for the Master Trust for the years ended December 31, 2016 and 2015 includes investments bought and sold, as well as held during the years.

	December 31,
	2016	2015
Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$4,273,554	$(5,713,067)
Mutual and Comingled Funds	9,385,148	(6,095,074)

Total	13,658,702	(11,808,141)

Interest and dividends:
P. H. Glatfelter Company Stock Fund	380,828	392,582
Mutual and Comingled Funds	2,641,190	5,879,387

Total	3,022,018	6,271,969

Total investment income (loss)	$16,680,720	$(5,536,172)

The following are the changes in net assets for the Master Trust for the years ended December 31, 2016 and 2015:

	December 31,
	2016	2015
Net appreciation (depreciation) in fair value of investments	$13,658,702	$(11,808,141)
Interest and dividends	3,022,018	6,271,969

Net investment income (loss)	16,680,720	(5,536,172)
Net transfers	(94,815)	2,868,444
Administrative expenses	(12,400)	(14,651)

Increase (decrease) in net assets	16,573,505	(2,682,379)
Net assets:
Beginning of year	176,370,278	179,052,657

End of year	$192,943,783	$176,370,278

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Money market fund	$11,756,331	$—	$—	$11,756,331
Mutual funds	107,870,645	—	—	107,870,645
Unitized stock fund	17,325,917	—	—	17,325,917

Total assets in the fair value hierarchy	$136,952,893	$—	$—	136,952,893

Investments measured at net asset value (a)				55,990,890

Investments at fair value				$192,943,783

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Money market fund	$10,058,633	$—	$—	$10,058,633
Mutual funds	105,746,886	—	—	105,746,886
Unitized stock fund	15,849,241	—	—	15,849,241

Total assets in the fair value hierarchy	$131,654,760	$—	$—	131,654,760

Investments measured at net asset value (a)				44,715,518

Investments at fair value				$176,370,278

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For the years ended December 31, 2016 and 2015, there were no transfers between any of the Levels 1, 2 or 3.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
			Redemption
			Frequency (if
		Unfunded	currently	Redemption
	Fair Value	Commitments	eligible)	Notice Period
Comingled pension funds	$55,990,890	N/A	Daily	30 days

	December 31, 2015
Comingled pension funds	$44,715,518	N/A	Daily	30 days

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained a determination letter on July 11, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date. Subsequent to December 31, 2016, the Plan obtained an updated determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by the Trustee. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, prior to December 4, 2015, all Company matching contributions were initially invested in the P. H. Glatfelter Stock Fund. After December 4, 2015, matching contributions are in cash and are invested in accordance with investment direction from the participant.

For the years ended December 31, 2016 and 2015, recordkeeping and investment management fees are netted against investment income in the interest in the Statement of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan’s interest in the P. H. Glatfelter common stock fund held by the Master Trust.

	December 31,
	2016	2015
Units of the P. H. Glatfelter common stock fund	439,783	510,488
Per-unit price	$21.42	$16.18
Equivalent shares of P. H. Glatfelter common stock	386,150	436,277

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2016 and 2015, P. H. Glatfelter common stock had a market value of $9,421,327 and $8,260,784, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Master Trust for the investment in the Company’s common stock amounted to $517,304 and $4,657,599 for the years ended December 31, 2016 and 2015, respectively. Sales made by the Master Trust for the investment in the Company’s common stock amounted to $3,877,451 and $4,942,177 for the years ended December 31, 2016 and 2015, respectively.

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2016 and 2015, several participants were reclassified between the Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net increase of $372,015, and a net decrease of $36 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2016 and 2015, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including a money market fund, mutual funds, the Company stock fund, and commingled funds. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentration of investments in the Master Trust is representative of an individual investment fund balance totaling more than approximately 10% of total net assets available for benefits. As of December 31, 2016 and 2015, the Master Trust had investments of $79,087,958 and $53,761,867 concentrated in three and two funds, respectively. As of December 31, 2016 and 2015, these investments consisted of approximately 41% and 30% of total net assets available for benefits, respectively.

GLATFELTER 401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-0628360

Plan Number: 017

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	4.25% - 9.25%	$0	$1,597,146

*	Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 22, 2017	By:	/s/ Ramesh Shettigar
Ramesh Shettigar
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm